EXHIBIT 2

October 4, 2013

Board of Directors of Tredegar Corporation

Dear Fellow Directors:

We are writing you with respect to the Amended and Restated Rights Agreement, or poison pill,  of Tredegar Corporation.  As you know, we have filed a Schedule 13D indicating that we may propose a slate of director nominees at Tredegar’s next annual meeting.  As we read it, under the terms of the Rights Agreement, if there is “any agreement, arrangement or understanding (whether or not in writing) with respect to any securities of the Company ... except pursuant to a revocable proxy….”, each party to the agreement becomes the “Beneficial Owner” of the shares owned by the other parties to the agreement. We note that under Section 29 of the Rights Agreement, the Board is charged with interpreting the provisions of the Rights Agreement.   Our question is simple—if we nominate individuals that own shares of Tredegar Common Stock, does the Board interpret that fact to cause us to become the Beneficial Owner of those shares or such nominees to be the Beneficial Owner of our shares?  If we determine to nominate directors, it would be on a platform that the nominees believe that the Board should consider Tredegar’s strategic alternatives, including a possible sale of Tredegar,  as well as implement certain corporate governance initiatives, but we would not be asking any nominee to make a commitment as to how they would vote their shares in the proxy contest.

If we follow the path of nominating a slate of directors, we want to select the most qualified persons to serve on that slate, those whose interests are most closely aligned with all shareholders.   Using the terms of a poison pill to disqualify individuals who own shares seems to us to be unwise as a matter of corporate governance and contradictory to the long standing precept that poison pills are not to be used to prevent shareholders from choosing a corporation’s directors—the Rights Agreement itself excludes from the definition of Beneficial Ownership shares as to which there is a right to vote as a result of a revocable proxy given in response to a public proxy solicitation.

We would appreciate a response to this question within the next two weeks.

Sincerely,

John D. Gottwald

William M. Gottwald

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